EXHIBIT (11)

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

Computation of Earnings Per Share

Amounts in millions except per share amounts

	2010	2009	2008	2007	2006
BASIC NET EARNINGS PER SHARE
Net earnings from continuing operations	$10,946	$10,680	$11,291	$9,662	$8,187
Preferred dividends, net of tax benefit	219	192	176	161	148

Net earnings from continuing operations available to common shareholders	$10,727	$10,488	$11,115	$9,501	$8,039

Net earnings from discontinued operations	1,790	2,756	784	678	497

Net earnings available to common shareholders	$12,517	$13,244	$11,899	$10,179	$8,536

Basic weighted average common shares outstanding	2,900.8	2,952.2	3,080.8	3,159.0	3,054.9

Basic net earnings per common share - continuing operations	$3.70	$3.55	$3.61	$3.01	$2.63
Basic net earnings per common share - discontinued operations	0.62	0.94	0.25	0.21	0.16

Basic net earnings per common share	$4.32	$4.49	$3.86	$3.22	$2.79

DILUTED NET EARNINGS PER SHARE
Diluted net earnings from continuing operations	$10,946	$10,680	$11,291	$9,662	$8,187
Diluted net earnings from discontinued operations	1,790	2,756	784	678	497

Diluted net earnings	$12,736	$13,436	$12,075	$10,340	$8,684

Basic weighted average common shares outstanding	2,900.8	2,952.2	3,080.8	3,159.0	3,054.9
Add potential effect of:
Conversion of preferred shares	134.0	139.2	144.2	149.6	154.1
Exercise of stock options and other Unvested Equity awards	64.5	62.7	91.8	90.0	76.9

Diluted weighted average common shares outstanding	3,099.3	3,154.1	3,316.8	3,398.6	3,285.9

Diluted net earnings per common share - continuing operations	$3.53	$3.39	$3.40	$2.84	$2.49
Diluted net earnings per common share - discontinued operations	0.58	0.87	0.24	0.20	0.15

Diluted net earnings per common share	$4.11	$4.26	$3.64	$3.04	$2.64